UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 1-4639

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CTS CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CTS Corporation

4925 Indiana Avenue

Lisle, IL 60532

CTS Corporation Retirement Savings Plan
Index

December 31, 2020 and 2019

*Note: Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

CTS Corporation Retirement Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of CTS Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2020 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2013.

Philadelphia, Pennsylvania

June 29, 2021

CTS Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Assets:
Investments, at fair value	$134,292,827	$116,426,381
Receivables:
Employer contributions	511,742	5,550
Employee contributions	—	2,767
Notes receivable from participants	853,223	851,745
Assets in-transit from merged plan	1,043,152	—
Total Receivables	$2,408,117	$860,062
Net assets available for benefits	$136,700,944	$117,286,443

See Notes to Financial Statements

CTS Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions
Investment income
Net appreciation in fair value of investments	$15,412,612
Dividends and interest income on investments	4,435,172

Net investment income	19,847,784

Interest on notes receivable from participants	55,685

Contributions
Employer	1,061,095
Employee	3,646,320
Rollovers	487,423

Total contributions	5,194,838

Other additions	25,390

Total additions	25,123,697

Deductions
Benefits paid to participants	9,174,382
Administrative expenses	91,288

Total deductions	9,265,670

Net increase in assets available for benefits before transfer	15,858,026

Transfer of assets from merged plan (Note 1)	3,556,475

Net increase in assets available for benefits after transfer	19,414,501

Net Assets Available for Benefits, Beginning of Year	117,286,443

Net Assets Available for Benefits, End of Year	$136,700,944

See Notes to Financial Statements

Notes to Financial Statements

Note 1. Description of Plan

The following brief description of the CTS Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More detailed information about the Plan is contained in Plan Document which is available from the CTS Corporation (“CTS” or “Employer”) Human Resources Department.

General

The Plan was established January 1, 1983, and provides the opportunity for eligible employees to make regular and systematic savings through salary reductions and to share in a portion of the profits of CTS. The Plan is a defined contribution plan and is subject to Section 401(k) of the Internal Revenue Code (“IRC”) and the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Effective January 1, 2020, the Plan was amended to add additional language on discretionary non-elective and non-matching employer contributions, allocated on the basis of a participant’s compensation. As a result, CTS may, but is not required to, make additional discretionary contributions to the Plan each plan year.

Effective April 25, 2020, the Plan was amended in order to facilitate a temporary suspension of the employer matching contribution. Effective February 15, 2021, the Plan was subsequently amended in order to resume the employer matching contributions in accordance with the details outlined below in the “Contributions” section.

Beginning in April 2020, the Plan enacted several provisions from The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), specifically, allowing Plan participants to take CARES Act distributions and deferments on then-current, outstanding loan balances throughout the remainder of calendar-year 2020 (the “CARES Act Period”). In accordance with the CARES Act, eligible participants could request a Coronavirus-related distribution (“CRD”) of up to $100,000 in the aggregate across all retirement plans due to adverse financial consequences from COVID-19. CARES Act loan deferments allowed impacted participants to freeze their 401(k) loan repayments throughout the CARES Act Period, with loans being re-amortized using a payoff date twelve months later than the original date, and loan repayments restarting in 2021. Finally, the participants who were set to receive a Required Minimum Distribution (“RMD”) payment in 2020 were notified by the Company that they were eligible to waive their payment for the 2020 calendar year and were required to contact Vanguard, the plan recordkeeper, if they wished to defer.  If employees were set to start their RMD payments in 2021, the applicable start date was automatically deferred to 2022.

Effective on December 31, 2020, the Quality Thermistor, Inc. 401(k) Plan (the "QTI Plan") was merged into the Plan (the "QTI Plan Merger"). In January 2021, as a result of the QTI Plan Merger, all participants in the QTI Plan became participants of the Plan. In addition, as part of the QTI Plan Merger, the investment assets in the amount of $3.6 million in the QTI Plan were liquidated on December 31, 2020 and $2.5 million was received by the Plan on the effective date of the QTI Plan Merger. The remaining $1.1 million was received by the Plan during January 2021 and was recorded as a receivable on the Statements of Net Assets Available for Benefits as of December 31, 2020.

Contributions

All eligible employees may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 70 percent of their gross pay, subject to IRC limitations. Employees hired after July 1, 2008 are automatically enrolled in the Plan at a contribution level of 3 percent with an automatic escalation of 1 percent per year until their contribution rate reaches 10 percent, unless the employee elects a different amount or elects to not participate.

For bargaining unit employees at the Elkhart, Indiana facility hired prior to July 1, 2008, CTS makes matching contributions of 50 percent of the participant’s voluntary contribution on the first 6 percent of eligible compensation. No matching contributions are made on employee contributions in excess of 6 percent.

For bargaining unit employees at the Elkhart, Indiana facility hired after June 30, 2008, and all non-bargaining unit employees, CTS makes matching contributions of 100 percent of the participant’s voluntary contribution up to 3 percent of eligible compensation and 50 percent of the participant’s voluntary contribution up to the next 2 percent of eligible compensation. No matching contributions are made on employee contributions in excess of 5 percent.

CTS provides supplemental contributions at the rate of 3 percent of eligible compensation to nonexempt salaried and hourly employees not covered by a defined benefit plan who were hired before April 1, 2006, (non-bargaining unit employees) or July 1, 2008, (bargaining unit employees). As discussed in the “General” section above, this practice was temporarily suspended in May 2020 as part of CTS’s response to the COVID-19 pandemic. In February 2021, the supplementational contributions process was reinstated.

The Employer may also make an incentive contribution at the discretion of CTS management. All contributions are invested according to the elections specified by each participant. The Plan currently offers a money market fund, 28 mutual funds, and CTS Corporation common stock as investment options for participants. In December 2020, CTS made an election to provide for an additional discretionary contribution to participant’s 401(k) accounts. The contribution of $0.5 million in total was accrued in the Statements of Net Assets Available for Benefits and remitted to the Plan in January 2021.

Employees may contribute distributions from other qualified plans ("rollovers") with pre-approval from the plan recordkeeper.

Vesting

Participants are immediately vested in their contributions, as well as any matching and supplemental contributions, plus actual earnings.

Payment of Benefits

Following termination of service, if the participant’s account balance is less than $5,000, the participant’s account must be distributed. If the account balance is less than $1,000, the participant must take a lump-sum distribution of their account balance. Account balances between $1,000 and $5,000 are automatically rolled over into an IRA managed by The Vanguard Group. Otherwise, the terminated participant may elect to receive a distribution of their vested account balance at any time. Active participants who have attained age 59 ½ or meet certain hardship criteria may elect an in-service distribution. Distributions under the Plan are in the form of a lump-sum payment, installment payments and/or partial distribution options. If the participant’s account contains money purchase funds from a prior plan, those funds may be paid in the form of a lump sum or an annuity. Balances greater than $5,000 can be deferred by participants until the age of 72, at which time required minimum distributions under ERISA are required.

As previously described in the “General” section above, in accordance with the CARES Act, eligible participants could request a CRD of up to $100,000 from their participant account, without being subject to the 10 percent early distribution tax under the IRC. Participants may elect to repay some or all of their CRD within three years. Approximately $322,706 of CRDs were made during the CARES Act Period.

Participant Accounts

Each participant’s account is credited (charged) with the participant’s and Employer's contribution and Plan earnings (losses) and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. A participant may have a maximum of two loans outstanding at one time. The maximum term of a loan is five years. However, the Plan Administrator may extend the loan term beyond five years if the loan is used for the purpose of purchasing a principal residence. The loans bear interest at the prime rate, as conveyed by Reuters to The Vanguard Group, as of the first day of the month in which the loan is granted, plus 2 percent. The loans are collateralized by the participants’ account balance. Participants may not borrow from prior plan money purchase or profit-sharing contributions that are in their accounts. The loans are repaid by equal payments of principal and interest payments through payroll deductions.

As previously described in the “General” section above, CARES Act loan deferments allowed impacted participants to freeze their 401(k) loan repayments through the CARES Act Period, with loans being re-amortized, and loan repayments restarting in 2021.

Note 2: Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements:

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in securities traded on a national securities exchange are valued at their quoted market price on the last trading day of the Plan year. Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined primarily by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the Plan Document. The Plan has not made a provision for uncollectible loans as there are no loans deemed uncollectable.

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

Administrative expenses may be paid by CTS or the Plan, at CTS’ discretion.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Note 3: Administration of the Plan

The Plan Administrator is the CTS Corporation Benefit Plan Administration Committee. The Plan Trustee is the Vanguard Fiduciary Trust Company. The Vanguard Group, an agent of Vanguard Fiduciary Trust Company, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement.

Note 4: Plan Termination

Although it has not expressed any intent to do so, CTS has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

Note 5: Tax Status

The Internal Revenue Service ("IRS") has determined and informed CTS by a letter dated May 31, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance, in all material respects, with the applicable requirements of the IRC.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is not currently under audit with respect to any tax periods in progress.

Note 6: Related Parties and Party-In-Interest Transactions

Certain Plan investments held at December 31, 2020 and 2019, are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

In addition, Plan investments at December 31, 2020 and 2019, also include shares of CTS Corporation common stock. At December 31, 2020 and 2019, fair value of the shares of common stock held by the Plan was $3,405,892 and $3,245,417, respectively. CTS is the Plan Sponsor as defined by the Plan and, therefore, transactions related to the common stock qualify as party-in-interest transactions.

CTS provides certain accounting, record keeping and administrative services to the Plan for which it receives no compensation.

Certain Plan investments at December 31, 2020 and 2019, were managed by agents of the trustee.

Note 7: Disclosures About the Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1     Quoted prices in active markets for identical assets or liabilities

Level 2     Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3     Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques used at December 31, 2020 and 2019. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock, mutual funds, and a money market fund.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  The Plan does not hold any Level 2 or Level 3 securities.

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2020 and 2019:

	2020
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock	$3,405,892	$3,405,892	$—	$—
Mutual funds	119,407,370	119,407,370	—	—
Money market fund	11,479,565	11,479,565	—	—

Total	$134,292,827	$134,292,827	$—	$—

	2019
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock	$3,245,417	$3,245,417	$—	$—
Mutual funds	102,012,365	102,012,365	—	—
Money market fund	11,168,599	11,168,599	—	—

Total	$116,426,381	$116,426,381	$—	$—

Note 8: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 9: Subsequent Events

Management of the Plan has evaluated subsequent events from December 31, 2020, through June 29, 2021, the date these financial statements were available to be issued, and there were no subsequent events, other than the QTI Plan Merger and the reinstatement of the employer match discussed above in the “General” and “Contributions” sections, requiring adjustments to the financial statements or disclosures.

CTS Corporation Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 35-0225010, Plan No. 009

December 31, 2020

Identity of Issue Borrower, Lessor, or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value**
*Vanguard Prime Money Market Fund	Money Market Fund	$11,479,565

*CTS Corporation	CTS Corporation Common Stock, no par value	3,405,892

American Funds EuroPacific R-4	Mutual Fund	3,453,453
American Fundamental R4	Mutual Fund	9,403,371
American Funds Growth Fund Am	Mutual Fund	13,120,773
Fidelity Value Fund	Mutual Fund	395,863
GAMCO Growth Fund; Class AAA	Mutual Fund	11,203,630
MSIFT Midcap Growth Class A	Mutual Fund	5,338,978
Oakmark Eqty & Inc;Inv.	Mutual Fund	1,837,816
PIMCO Total Return Fd, Admin	Mutual Fund	8,296,161
Royce PA Mutual Fund Inv Cl	Mutual Fund	228,050
Royce Premier Fund Serv	Mutual Fund	1,737,370
T. Rowe Price Equity Income; R	Mutual Fund	2,632,889
*Vanguard 500 Index Inv	Mutual Fund	10,870,891
*Vanguard Intl Value Fund	Mutual Fund	565,938
*Vanguard Mid-Cap Index Fd Inv	Mutual Fund	2,218,682
*Vanguard Sm-Cap Index Inv	Mutual Fund	2,840,663
*Vanguard Tgt Retirement 2015	Mutual Fund	2,079,833
*Vanguard Tgt Retirement 2020	Mutual Fund	5,860,954
*Vanguard Tgt Retirement 2025	Mutual Fund	9,065,942
*Vanguard Tgt Retirement 2030	Mutual Fund	6,250,832
*Vanguard Tgt Retirement 2035	Mutual Fund	6,318,817
*Vanguard Tgt Retirement 2040	Mutual Fund	3,861,426
*Vanguard Tgt Retirement 2045	Mutual Fund	1,702,620
*Vanguard Tgt Retirement 2050	Mutual Fund	2,411,656
*Vanguard Tgt Retirement 2055	Mutual Fund	1,003,916
*Vanguard Tgt Retirement 2060	Mutual Fund	678,826
*Vanguard Tgt Retirement 2065	Mutual Fund	177,883
*Vanguard Target Retirement Inc	Mutual Fund	1,331,857
*Vanguard Total Int'l Stock Idx	Mutual Fund	4,518,280
Total Mutual Funds		119,407,370
Total Investments		$134,292,827
*Participant loans	Interest rates ranging from 5.25% to 7.50%, due from February 17, 2021 to May 15, 2030	$853,223

*     Party-in-interest

**   Historical cost information is not required for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CTS CORPORTATION Retirement Savings Plan

Date: June 29, 2021	By:	/s/ Ashish Agrawal
Ashish Agrawal
CTS Corporation
Benefit Plan Administration Committee

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consent of Grant Thornton LLP